Exhibit 2.1

COMMON TERMS OF CROSS-BORDER MERGER

BY AND BETWEEN

Core Laboratories Luxembourg S.A.

Absorbing Company

Core Laboratories N.V.

Absorbed Company

COMMON TERMS OF CROSS-BORDER MERGER

BY AND BETWEEN:

1.

ALL MANAGING DIRECTORS OF CORE LABORATORIES LUXEMBOURG S.A., a public limited company (société anonyme) duly incorporated and validly existing under the laws of Luxembourg, with registered office at 12E, rue Guillaume Kroll, L-1882 Luxembourg, Grand Duchy of Luxembourg, duly registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés) under number B168463, hereafter the “Absorbing Company”, and

2.

ALL DIRECTORS OF CORE LABORATORIES N.V., a public limited company (naamloze vennootschap) incorporated under the laws of the Netherlands, having its statutory seat (statutaire zetel) in Amsterdam, the Netherlands, and its office address at Van Heuven Goedhartlaan 7 B, 1181 LE Amstelveen, the Netherlands, registered with the trade register of the Dutch Chamber of Commerce under number 33261158, hereafter the “Absorbed Company”,

The Absorbing Company and the Absorbed Company are hereinafter collectively referred to as the “Merging Parties” or the “Companies” and individually referred to as a “Company”.

WHEREAS

(A)	The Absorbing Company and the Absorbed Company belong to the same group of companies, namely to Core Laboratories group (the “Group”).

(B)

As part of the internal reorganization of the Group, the management boards of the Companies wish to propose to their respective shareholders a European Union cross-border legal merger by virtue of which the Absorbing Company will acquire, under universal succession, all assets and liabilities of the Absorbed Company with all rights and obligations attached thereto and the Absorbed Company will be dissolved without liquidation (the “Merger”).

(C)

The Merger shall take place in compliance with Chapter II, section 1 of the Luxembourg law of 10 August 1915 on commercial companies, as amended (the “Luxembourg Companies Law”) and in accordance with Title 7, Book 2 of the Dutch Civil Code.

(D)

From a Luxembourg standpoint, the Merger will follow the provisions of Art. 1021-1 et seq. of the Luxembourg Companies Law and the present common terms of cross-border merger (the “Common Terms of Cross-Border Merger”) will be executed in front of a Luxembourg notary.

Thereupon, the following have been acknowledged and agreed among the Merging Parties:

1.	Purpose of the Merger

The proposed Merger aims to carry out a cross-border merger by means of the absorption of the Absorbed Company into the Absorbing Company, which is part of an overall restructuring process of the Group, with the aim of simplifying its corporate structure. In relation to the above, one of the main reasons for the Merger is to simplify the legal structure of the Group in order to increase efficiency in the management and development of the activities carried out by the Group and to reduce structural costs.

2.

The form, corporate denomination and registered office of the Merging Parties (pursuant to Article 1021-1 (2) 1° of the Luxembourg Companies Law and Article 312 paragraph 1(a) Book 2 of the Dutch Civil Code)

The Companies:

•

The Absorbing Company, Core Laboratories Luxembourg S.A., is a public limited company (société anonyme) duly incorporated and validly existing under the laws of Luxembourg, with registered office at 12E, rue Guillaume Kroll, L-1882 Luxembourg, Grand Duchy of Luxembourg, duly registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés) under number B168463.

•

The Absorbed Company, Core Laboratories N.V., is a public limited company (naamloze vennootschap) incorporated under the laws of the Netherlands, having its statutory seat (statutaire zetel) in Amsterdam, the Netherlands, and its office address at Van Heuven Goedhartlaan 7 B, 1181 LE Amstelveen, the Netherlands, registered with the trade register of the Dutch Chamber of Commerce under number 33261158.

Tax identification numbers:

•	The Absorbing Company 2018 2202 070;

•	The Absorbed Company 803264690.

Shareholders:

•	The Absorbing Company: on the date of the Dutch EGM, as defined hereinafter, the Absorbed Company will be the sole shareholder of the Absorbing Company;

•

The Absorbed Company: the shares of the Absorbed Company are traded on the New York Stock exchange. The shareholders of the Absorbed Company, as per the record date of the Dutch EGM, as defined hereinafter to be scheduled, shall be requested to vote on the proposed Merger.

Share capital and shares:

•

The Absorbing Company has a fully paid-up share capital of fifty thousand United States Dollars (USD 50,000), divided into five million (5,000,000) shares and having a par value of one United States Dollar cent (USD 0.01) each.

•

The Absorbed Company has an authorized share capital of four million one hundred and twenty thousand euro (EUR 4,120,000.00) and an issued and fully paid-up share capital of nine hundred and thirty-four thousand twenty-two Euro and four Eurocent (EUR 934,022.04), divided into: forty six million seven hundred one thousand one hundred two (46,701,102) ordinary shares and zero (0) preference shares, having a nominal value of two eurocent (EUR 0.02) each.

Fiscal year:

•	The Absorbing Company: 1 January to 31 December;

•	The Absorbed Company 1 January to 31 December.

3.	The Merger

The Absorbing Company hereby wishes to absorb the Absorbed Company with effect (between the Companies and towards third parties) on the date of the publication in the Luxembourg Electronic Official Gazette (Recueil Electronique de Sociétés et Associations) of the minutes of the shareholder’s general meeting of the Absorbing Company deciding on the Merger, according to Article 1021-16 of the Luxembourg Companies Law which shall be executed and published once the certificate stating that the pre-merger requirements in the Netherlands have been fulfilled, is obtained.

As a result of the Merger, the Absorbed Company will be dissolved without liquidation and will cease to exist, its shares will be cancelled and all of its assets and liabilities will be transferred to the Absorbing Company, in accordance with Article 1021-17 of the Luxembourg Companies Law in connection with Article 311(1) book 2 of the Dutch Civil Code under universal title of succession.

The Merging Parties acknowledge and agree that as from the Effective Date, the Absorbing Company will be the sole and full owner of and may dispose of the assets of the Absorbed Company and will assume all of its liabilities, of any kind whatsoever, pay off its creditors, carry out all obligations of whatever kind and execute all ongoing agreements of the Absorbed Company as it shall be subrogated to all rights and obligations thereunder.

The Absorbing Company will take over all liabilities of any kind whatsoever of the Absorbed Company and pay in particular principal and interest on all debts due by the Absorbed Company as of the Effective Date.

As of the Effective Date, the Absorbing Company, or its agent, will pay all taxes, contributions, duties and assessments, whether ordinary or extraordinary, due or that may become due with respect to the property of the assets transferred.

The Absorbed Company undertakes neither to dispose of any assets nor to take any action that could jeopardize the Merger until it takes effect.

4.

Valuation of the assets and liabilities of the net equity of the Absorbed Company and impact on the balance sheet of the Absorbing Company due to the Merger (pursuant to Article 1021-7 (1) 3° of the Luxembourg Companies Law and Article 333d under d Book 2 of the Dutch Civil Code)

The assets and liabilities of the net equity of the Absorbing Company are reflected in its interim financial statements, closed on October 31, 2022 (the “Luxembourg Interim Financial Statements”), which will be made available simultaneously with these Common Terms of Cross-Border Merger.

The assets and liabilities of the net equity of the Absorbed Company are reflected in its interim financial statements, closed on October 31, 2022 (the “Dutch Interim Financial Statements”), which will be made available simultaneously with these Common Terms of Cross-Border Merger.

The assets and liabilities of the net equity of the Absorbed Company will be transferred and acquired by the Absorbing Company at their book value contained in the balance sheet of the Dutch Interim Financial Statements used as the Merger balance sheet.

5.

Date of the last adopted annual accounts, or in accordance with article 313, Book 2 of the Dutch Civil Code, the prepared annual accounts or interim balance sheet used for the conditions of the Merger (Article 1021-1 (4) 5° of the Luxembourg Companies Law in connection with article 1023-1 of the Luxembourg Companies Law and article 333d under e Book 2 of the Dutch Civil Code)

The date of the most recently adopted annual financial statements / interim accounts of the Companies’ accounts used to establish the conditions of the Merger is:

Absorbing Company:

Annual accounts dated December 31, 2021

Annual accounts dated December 31, 2020

Annual accounts dated December 31, 2019

Absorbed Company:

Annual accounts dated December 31, 2021

Annual accounts dated December 31, 2020

Annual accounts dated December 31, 2019

6.

Share exchange ratio / terms of the delivery of shares (pursuant to Article 1021-1 (4) 2° and Article 1021-1 (4) 3° of the Luxembourg Companies Law) and proposed measures in connection with the conversion of the shareholding of the Absorbed Company (Article 312 paragraph 2 (g) Book 2 of the Dutch Civil Code)

As a general rule, the share exchange ratio determines the basis on which the shares of the Absorbed Company will be exchanged by the shareholder(s) of the Absorbed Company for shares of the Absorbing Company.

The share exchange ratio will be 1:1, meaning that the Absorbing Company shall issue one share to the shareholders of the Absorbed Company for each share the shareholders hold in the Absorbed Company. For the avoidance of doubt, no shares will be allocated for shares held by the Absorbed Company in its own share capital.

As a result of the Merger—based upon the issued share capital of the Absorbed Company as per the date of signing of these Common Terms of Cross-Border Merger—the amount of the issued share capital of the Absorbing Company is expected to be in the amount of one million one thousand five hundred fifty-one United States Dollars and eighty-three United States Dollar cents (USD 1,001,551.83), the equivalent of EUR 934,022.04 as per the exchange rate communicated by the European Commission for the month of January 2023, being 1 USD $ = 1.0723 EUR, adjusted by the aggregate nominal value of the shares held by shareholders who claimed a compensation in accordance with section 2:333h of the Dutch Civil Code, if any.

It is envisaged that the issued share capital of the Absorbed Company will be increased prior to the Effective Date as a result of issuance(s) of new shares pursuant to a stock compensation plan (the “Plan”), which will be taken into account by the issuance/allotment of shares by the Absorbing Company.

The final amount of the issued share capital of the Absorbing Company shall be reflected in the amended version of the articles of association of the Absorbing Company to be enacted during the Luxembourg EGM.

As a result of the Merger, the shares in the capital of the Absorbed Company shall be cancelled by operation of law in accordance with Dutch Civil Law.

All issued shares in the capital of the Absorbing Company shall be cancelled in accordance with Luxembourg Companies Law.

As per the Effective Date the newly issued/allotted shares in the capital of the Absorbing Company shall fully participate in the profits of the Absorbing Company.

The management boards of the Companies have nominated an auditor in the meaning of Article 328, paragraph 1 Book 2 of the Dutch Civil Code and of article 1021-6 of the Luxembourg Companies Law.

7.

Date as of which the operations of the Absorbed Company shall be treated for tax and accounting purposes as being carried out by the Absorbing Company (pursuant to Article 1021-1 (2) 4° of the Luxembourg Companies Law and Article 312 paragraph 2(f) Book 2 of the Dutch Civil Code)

For Dutch and Luxembourg tax purposes, the operations of the Absorbed Company shall be treated as being carried out by the Absorbing Company as from the Effective Date.

For Luxembourg GAAP accounting purposes, the operations of the Absorbed Company shall be treated as being carried out by the Absorbing Company as from the Effective Date. The financial data of the Absorbed Company will be accounted for in the annual accounts of the Absorbing Company as of that date.

8.

The rights conferred by the Absorbing Company to shareholder(s) having special rights and to the holders of securities other than shares and corporate units, or the measures proposed concerning them (pursuant to Article 1021-1 (2) 6° of the Luxembourg Companies Law and Article 320 in connection with Article 312 paragraph 2(c) Book 2 of the Dutch Civil Code)

The Absorbed Company has issued certain rights to acquire shares in the share capital of the Absorbed Company pursuant to the Plan to employees and non-employee directors of the Group (the “Rights”).

The Rights qualify as special rights towards the Absorbed Company in the meaning of Article 320 Book 2 of the Dutch Civil Code. Holders of Rights will receive an equivalent right towards the Absorbing Company in the form of a right that is subject to the same terms and conditions as the Rights, provided that, if a holder of Rights would otherwise have been entitled to receive shares in the capital of the Absorbed Company, such holder will after the Effective Date be entitled to receive the same number of shares in the Absorbing Company.

It is expected that the Rights under the Plan will be automatically exchanged for share awards and rights to acquire the same number of shares in the Absorbing Company.

Other than the holders of Rights, there are neither natural persons nor legal entities that, other than in their capacity as a shareholder, have special rights as referred to in Article 320 in conjunction with Article 312, paragraph 2 (c) Book 2 of the Dutch Civil Code or Article 1021-1 (2) 6° of the Luxembourg Companies Law.

9.	A proposal for the amount of the compensation for a share that applies according to Article 333h Book 2 of the Dutch Civil Code (Article 333d under f Book 2 of the Dutch Civil Code)

i.

The Dutch Civil Code entitles shareholders in a Dutch absorbed company (as set out in article 333h Book 2 of the Dutch Civil Code) to exercise a statutory withdrawal right if they do not wish to participate in a cross-border merger and wish to receive cash compensation instead, which right can be exercised by filing a request thereto through completing and submitting a withdrawal application form (the “Withdrawal Application Form”), during the Withdrawal Period (as defined below). The Withdrawal Application Form can be found at www.corelab.com/investors.

ii.

The Absorbing Company hereby assumes the obligation of the Absorbed Company to pay the abovementioned cash compensation to the Withdrawal Shareholders (as defined hereinafter) in accordance with Article 333i, paragraph 4 of the Dutch Civil Code and such compensation shall be payable to the Withdrawal Shareholders within 60 business days following the lapse of the term as referred to in Article 333h, paragraph 1 Book 2 of the Dutch Civil Code, net of applicable withholding tax, if any, that is required to be withheld by law.

iii.

At the Dutch EGM, as defined hereinafter, it will be proposed to also resolve to amend the articles of association of the Absorbed Company. Pursuant to such amendment, a formula, as referred to in Article 333h, paragraph 2, last sentence Book 2 of the Dutch Civil Code will be included in the articles of association of the Absorbed Company, on the basis of which such cash compensation payable to such shareholders can be readily determined (the “Formula”). A copy of the draft deed of amendment (the “Draft Amendment”), including the Formula, will be made available together with these Common Terms of Cross-Border Merger.

The Formula reads as follows:

“the cash compensation for each ordinary share in the share capital of the Absorbed Company which may be requested by a shareholder (a “Withdrawing Shareholder”), who votes against the intended merger in the Dutch EGM, pursuant to Article 333h Book 2 of the Dutch Civil Code, and who requests such compensation at any time following the date of the Dutch EGM until twenty-three hours and fifty-nine minutes (Central European Time) on the last day of the period during which shareholders can file a request for compensation in accordance with article 2:333h of the Dutch Civil Code (the “Withdrawal Period”), is equal to the following formula: X divided by Y, whereby:

“X” means the cash proceeds realized by the Absorbing Company from an offering of a number of newly issued shares (“Cash Compensation Funding Shares”) equal to the aggregate number of shares for which cash compensation is requested pursuant to articles 2:333h and 2:333i of the Dutch Civil Code (the “Exit Shares”); and “Y” means the total number of the Exit Shares (the “Share Offering Formula”).”

iv.

The Absorbing Company will offer and sell the Cash Compensation Funding Shares (the “Offering”) during the period between the end of the Withdrawal Period and fifty-five (55) business days following the end of the Withdrawal Period. The board of the Absorbing Company will determine whether such Offering will take place by means of (or any combination of) accelerated book builds, private placements or other alternative sale arrangements. Following the Offering, the compensation per Exit Share will be determined by the board of the Absorbing Company dividing the proceeds of the Offering by the total number of Exit Shares.

The Absorbing Company will issue the Cash Compensation Funding Shares to the persons who have agreed to subscribe for them pursuant to the Offering within 55 business days after the end of the Withdrawal Period.

v.

Without prejudice to the procedure as set forth in this article 9, in case of implementation in the Netherlands of Directive (EU) 2019/2121 of the European Parliament and of the Council of 27 November 2019 amending Directive (EU) 2017/1132 as regards cross-border conversions, mergers and divisions, as a result whereof a maximum period to pay the compensation to the Withdrawing Shareholders is determined and it is established that such provision shall apply to the Merger, the Absorbing Company will complete the abovementioned procedure within such a timeframe that it shall be able to pay the cash compensation within the applicable period to pay the compensation to the Withdrawing Shareholders.

10.

Special advantages granted to the experts referred to in the Luxembourg Companies Law, to the members of the administrative, management, supervisory or control bodies of the Merging Parties (in accordance with Article 1021-1 (2) 7° of the Luxembourg Companies Law Article 312 paragraph 2(d) Book 2 of the Dutch Civil Code)

No special advantages are granted to the experts, members of the administrative, management, supervisory or control bodies of the Merging Parties or third parties, as the case may be.

11.	Effective Date

In accordance with the Luxembourg Companies Law, the legal effective date of the Merger will be the date of the publication in the Luxembourg Electronic Official Gazette (Recueil Electronique de Sociétés et Associations) of the minutes of the shareholder’s general meeting of the Absorbing Company deciding on the Merger (the “Effective Date”).

As mentioned in Section 7 above, and in accordance with the Luxembourg Companies Law, for Luxembourg accounting purposes, the transfer of the assets and liabilities of the Absorbed Company will be understood to be executed as per the date the Merger becomes effective. As of this date, all actions and operations of the Absorbed Company will be understood to be executed, for accounting purposes, by the Absorbing Company.

12.	Articles of association of the Absorbing Company (pursuant to Article 1021-1 (4) 1° of the Luxembourg Companies Law and article 312 paragraph 2(b) of the Dutch Civil Code)

The articles of association of the Absorbing Company will be amended to reflect the new amount of the share capital following the Merger. A draft of the amended version of the articles of association of the Absorbing Company, to be enacted during the Luxembourg EGM, as defined hereinafter, is attached to these Common Terms of Cross-Border Merger as Schedule I.

13.	Intentions involving continuance or termination of activities (Article 312 paragraph 2(h), Book 2 of the Dutch Civil Code)

The activities of the Absorbed Company will be continued by the Absorbing Company.

14.	Date of the financial statements of the Merging Parties (pursuant to Article 1021-1 (4) 5° of the Luxembourg Companies Law)

For the purposes of establishing the conditions of the Merger between the Merging Parties, the Absorbing Company has used the Luxembourg Interim Financial Statements and the Absorbed Company has used the Dutch Interim Financial Statements.

The Dutch Interim Financial Statements and the Luxembourg Interim Financial Statements will be made available together with these Common Terms of Cross-Border Merger.

15.

The likely repercussions of the Merger on employment (pursuant to Article 1021-1 (4) 2° of the Luxembourg Companies Law and article 333d under b Book 2 of the Dutch Civil Code) and information regarding the rules concerning employees’ participation, and information on the procedures for determining the conditions of involvement of employees in defining their rights to participate in the company resulting from the merger (pursuant to Article 1021-1 (4) 3° of the Luxembourg Companies Law and point j) of section 122 of the EU Directive no. 2017/1132 of the European Parliament and of the Council relating to certain aspects of company law and the relevant local laws applicable to the merging companies)

The Absorbing Company has no employees.

As per the date of signing of these Common Terms of Cross-Border Merger, the Absorbed Company has approximately 30 employees. It is envisaged that before the Effective Date the employment relationships of (approximately) 26 employees with all rights and obligations of the Absorbed Company will be transferred to another company within the Group, whereby the Merger will not have any repercussions on employment for these employees.

Upon the legal effectiveness of the Merger, the employment relationships of the remaining 4 employees with the Absorbed Company, which are in effect on such date (the “Transferring Employees”) will be transferred with all rights and obligations to the Absorbing Company due to the universal title of succession. Except for the change of employer, which will be the Absorbing Company, all other provisions of the employment relationships of the Transferring Employees remain unchanged. Therefore, the Transferring Employees will remain to be entitled to their current employment terms and conditions, including, if applicable, any company pension scheme.

The Merging Parties have no works council or any other employee representative body.

Amongst others because neither of the Merging Parties had, in the six (6) month period before the date of these Common Terms of Cross-Border Merger, an average number of employees that exceeded 500 nor do any of the Merging Parties have a system of corporate employee participation, the Merger does not fall under the scope of Article 333k paragraph 3 Book 2 of the Dutch Civil Code. Therefore, there is no obligation to establish a special negotiating body in accordance with the Involvement of Employees (European Companies) Act (in Dutch: “Wet rol werknemers bij Europese rechtspersonen”).

The Merger is carried out in order to internally reorganize the Group. Therefore, the Merger is not expected to have an impact on corporate social responsibility.

16.	Intentions with regard to the composition of the board of managers of the Absorbing Company after the Merger (Article 312 paragraph 2(e) Book 2 of the Dutch Civil Code)

Neither the board of managers of the Absorbing Company nor any other committee of such company will be altered in any way as a result of the Merger.

17.	Termination of mandates

The mandates of the managing directors and supervisory directors of the Absorbed Company will be terminated on the Effective Date.

18.	Bookkeeping of the Absorbed Company

The books and records of the Absorbed Company (including related archives, originals of all deeds, agreements, accounting documents, titles of ownership) will be kept at the registered office of the Absorbing Company for a period of five years starting on the Effective Date, unless the local legislation requires a specific broader term.

19.	Effects of the Merger on the goodwill and the distributable reserves of the Absorbing Company (pursuant to Article 312 paragraph 4 Book 2 of the Dutch Civil Code)

On the basis of the Dutch Interim Financial Statements, there will be a positive balance of the assets and liabilities of the Absorbed Company, which shall therefore be credited to the distributable reserves of the Absorbing Company.

The Merger shall have a positive effect on the size of the goodwill of the Absorbing Company.

20.	Auditor’s statements

The auditor has issued statements as referred to in Article 328 paragraph 1 in conjunction with Article 333g paragraph 1 and Article 328 paragraph 2 Book 2 of the Dutch Civil Code, which statements will be filed with the trade register of the Dutch Chamber of Commerce together with the Common Terms of Cross-Border Merger.

21.	Information of the Merging Parties’ shareholders

According to Article 1021-7 (1) of the Luxembourg Companies Law and Article 314 paragraph 2 Book 2 of the Dutch Civil Code, the shareholders of the Merging Parties shall be entitled to inspect the following documents at the registered office of the Merging Parties at least one month before the date of the general meeting called to decide on the Common Terms of Cross-Border Merger:

•	These present Common Terms of Cross-Border Merger;

•	The adopted annual accounts and the management reports of the Merging Parties for the last three financial years;

•	The Luxembourg Interim Financial Statements

•	The Dutch Interim Financial Statements;

•	Auditor’s statement(s) issued with respect to the Merger.

In accordance with Article 1021-5 (1) of the Luxembourg Companies Law and Article 314 paragraph 2 Book 2 of the Dutch Civil Code, the reports from the management boards of each of the Merging Parties explaining the legal and economic grounds of the Merger will be available at the registered office of the Merging Parties at least one month before the date of the general meeting called to decide on the Common Terms of Cross-Border Merger, unless the shareholders decide to waive them as it is allowed pursuant to Article 1021-5 (3) of the Luxembourg Companies Law.

In accordance with Article 1021-6 (1) of the Luxembourg Companies Law, the examination of the Common Terms of Cross-Border Merger and the related written reports to be issued by independent experts in the framework of the Merger will be available at the registered office of the Merging Parties at least one month before the date of the general meeting called to decide on the Common Terms of Cross-Border Merger, unless the shareholders of the Merging Parties decide to waive them as it is allowed pursuant to Article 1021-6 (5) of the Luxembourg Companies Law.

A full or partial copy of the documents listed above may be obtained by the shareholders of the Merging Parties upon request and free of charge.

Where a shareholder of the Merging Parties has consented to the use by the Company of electronic means for conveying information, such copies may be provided by electronic mail.

22.	Address of the registration authority (pursuant to Article 1021-2 (2) 2° of the Luxembourg Companies Law)

Absorbing Company: Registre de Commerce et des Sociétés de Luxembourg, L-2961 Luxembourg, Grand Duchy of Luxembourg.

Absorbed Company: trade register of the Dutch Chamber of Commerce.

23.	How the creditors should proceed to exercise their right (pursuant to Article 1021-2 (2) 3° of the Luxembourg Companies Law)

According to Article 1021-9 of the Luxembourg Companies Law, creditors of the Absorbed Company whose claims predate the date of the publication in the Luxembourg Electronic Official Gazette (Recueil Electronique de Sociétés et Associations) of the minutes of the general meeting of the Absorbing Company deciding on the Merger, may, notwithstanding any agreement to the contrary, apply within two months as from that publication to the judge presiding over the chamber of the Luxembourg District Court (Tribunal d’Arrondissement de Luxembourg) dealing with commercial matters in the district in which the registered office of the Absorbing Company is located and sitting as in urgency matters, to obtain adequate safeguard of collateral for any debts that are mature or not, where such Merger would make such protection necessary and where they can demonstrate that due to the Merger the satisfaction of their claims is at stake and that no adequate safeguards have been obtained. The president of the court shall reject the application if the creditor is already in possession of adequate safeguards or if such safeguards are unnecessary, having regard to the assets and liabilities of the Absorbing Company after the Merger. The Absorbing Company may cause the application to be turned down by paying the creditor, even if it is a term debt. If the safeguards are not provided within the time limit prescribed, the debt shall immediately fall due.

Detailed information concerning the rights of creditors is available at the aforesaid office address of the Absorbing Company.

24.	Formalities

The Absorbing Company shall:

•	carry out all the legal formalities, including such announcements as are prescribed by law relating to the transfers made in the framework of the Merger;

•	perform the formalities and notifications necessary with all relevant administrative matters in order to put all assets and commitments of the Absorbed Company in its name and on its behalf;

•	carry out any formality required by law or deemed necessary or useful to render the transfer of goods and rights enforceable towards third parties.

Pursuant to Articles 1021-3 of the Luxembourg Companies Law, the Merger will be subject to approval of the respective shareholders of the Merging Parties. Pursuant to Article 1021-12 of the Luxembourg Companies Law, the minutes of the shareholder’s extraordinary general meeting of the Absorbing Company deciding on the Merger (the “Luxembourg EGM”) shall be established by notarial deed.

The shareholders of the Absorbed Company will resolve to merge during an extraordinary general meeting (the “Dutch EGM”) of which the minutes shall be included in a notarial deed to be executed in front of a Dutch civil law notary. With respect to the resolution, no approval is required as referred to in Article 317 Book 2 and Article 312 paragraph 2(i) of the Dutch Civil Code.

25.	Fees and duties

Any charge, duties or fees owing as a result of the Merger shall be borne by the Absorbing Company.

26.	Condition to the Merger

Without prejudice to the conditions and formalities pursuant to Dutch Law, the laws of the Grand Duchy of Luxembourg, and the articles of association of the Merging Parties that need to be fulfilled in order to effectuate the Merger, the Luxembourg EGM will only take place if each of the following conditions (the “Conditions”) have been met or have been waived, partially or totally, by both the Absorbing Company and the Absorbed Company:

a.

the Dutch EGM has adopted the resolution to amend the articles of association of the Absorbed Company in accordance with the Draft Amendment, and the articles of association of the Absorbed Company have been amended accordingly;

b.	the total number of votes cast against the proposal to the Merger at the Dutch EGM does not exceed two percent (2%) of all votes cast at the Dutch EGM; and

c.

at the Dutch EGM, the shareholders of the Absorbed Company representing at least two-third (2/3rd) of the issued share capital of the Absorbing Company following the Merger, as future shareholders of the Absorbing Company by effect of the Merger, grant a power of attorney to the managers of the Absorbing Company to individually represent them and act in their names and on their behalf for the purpose of approving the conversion, with immediate effect after the Merger, i.e., on the same day, which conversion shall entail the transfer, without discontinuity of the legal personality of the Absorbing Company, of the statutory registered office, effective place of management and central administration seat of the Absorbing Company from the Grand Duchy of Luxembourg to the state of Delaware in the United States of America.

The board of directors of each of the Merging Parties will be granted all necessary powers to acknowledge the (non)fulfilment or waiver, as the case may be, of the Conditions.

IN WITNESS WHEREOF, THE PARTIES HAVE EXECUTED THIS AGREEMENT IN TWO ORIGINAL COPIES, EACH PARTY HAVING RECEIVED ONE ORIGINAL.

Core Laboratories Luxembourg S.A.

By: P. Brogan	By: K. Daniels

Title: Director	Title: Director

Place: Luxembourg	Place: Houston, Texas

Date: 16 January 2023	Date: 16 January 2023

By: L. Jacques	By: M. Tattoli

Title: Director	Title: Director

Place: Luxembourg	Place: Houston, Texas

Date: 16 January 2023	Date: 16 January 2023

Core Laboratories N.V.

Core Laboratories International B.V.

By: M. Tattoli

Title: Managing Director

Place: Houston, Texas

Date: 16 January 2023

By: L. Bruno	By: M. Carnes

Title: Supervisory Board Member	Title: Supervisory Board Member

Place: Houston, Texas	Place: Houston, Texas

Date: 16 January 2023	Date: 16 January 2023

By: K.O. Temeng	By: H. Klingensmith

Title: Supervisory Board Member	Title: Supervisory Board Member

Place: Houston, Texas	Place: Houston, Texas

Date: 16 January 2023	Date: 16 January 2023

By: M. Straughen	By: K. Murray

Title: Supervisory Board Member	Title: Supervisory Board Member

Place: Houston, Texas	Place: Houston, Texas

Date: 16 January 2023	Date: 16 January 2023

By: M.G.M. van Dijken-Eeuwijk

Title: Supervisory Board Member

Place: Amsterdam, the Netherlands

Date: 16 January 2023

Schedule I

The updated articles of association of the Absorbing Company

ARTICLE 1 CORPORATE FORM – NAME

There is hereby formed, among the subscriber and all those, who may become owners of the shares hereafter issued, a company (hereafter the “Company”) in the form of a public company limited by shares (société anonyme) under the name of “Core Laboratories Luxembourg S.A.”.

ARTICLE 2 DURATION

The Company is established for an unlimited period.

ARTICLE 3 CORPORATE PURPOSE

The purpose for which the Company is formed are all transactions pertaining directly or indirectly to the taking of participating interests in any enterprises in whatever form, as well as the administration, the management, the control and the development of such participating interests.

The Company may particularly use its funds for the setting-up, the management, the development and the disposal of a portfolio consisting of any securities and patents of whatever origin, participate in the creation, the development and the control of any enterprise, acquire by way of contribution, subscription, underwriting or by option to purchase and any other way whatever, any type of securities and patents, realise them by way of sale, transfer, exchange or otherwise, have developed these securities and patents.

The Company may also use its funds to the acquisition, assignment, development, ownership and exploitation of patents, licenses, designs, trademarks, copyrights and other rights of intellectual property as well as the exercise of all rights deriving from or pertaining to any of the aforesaid.

This includes, but is not limited to the registration, protection, maintenance of the intellectual property rights as well as registering the trademarks and other intellectual property rights, controlling such registration and their terms and use as well as the identification of and legal action against any infringement of intellectual property rights.

The Company shall also be in charge of the strategic management of the intellectual property rights including but not limited to the management of the relationship with all existing and prospective licenses and the management of the sub-licensing contracts and activities.

The Company shall invoice, collect and disburse royalties.

The Company shall further accomplish, in Luxembourg or abroad, in its own name and on its own behalf or in the name and on behalf of third parties all operations which are directly or indirectly related to the purchase and sale, importation and exportation, trade, fabrication, transformation and repair of all fashion material and accessories.

In general, the Company may carry out any industrial, commercial or financial operations and engage in such other activities as the Company deems necessary, advisable, convenient, incidental to, or not inconsistent with, the accomplishment and development of the foregoing.

The Company may borrow in any form whatever. The Company may grant to the companies of the group or to its shareholders, any support, toms, advances, pledges, guarantees, liens, mortgages and any other form of securities as well as any form of indemnities, to Luxembourg or foreign entities, in respect of its own obligations and debts, within the limits of the Law. The Company may take any measure to safeguard its rights and make any transactions whatsoever which are directly or indirectly connected with its purposes and which are fiable to promote their development or extension.

The Company may, in any manner, acquire an interest in or co-operate or merge with any association, business, enterprise or company having an identical, similar or related purpose or one that is liable to facilitate its business and / or develop the sale of its services.

The Company may realize its object in any manner and in accordance with such terms as it finds suitable.

ARTICLE 4 REGISTERED OFFICE

The registered office of the Company is established in Luxembourg Grand Duchy of Luxembourg.

The board of directors may transfer the registered office of the Company within the same municipality or to any other municipality in the Grand Duchy of Luxembourg and amend the present article of association accordingly.

If extraordinary political, economic or social events occur or are imminent, which might interfere with the normal activity at the registered office, or with easy communication between this office and abroad, the registered office may be declared to have been transferred abroad provisionally until the complete cessation of these abnormal circumstances.

Such decision, however, shall have no effect on the nationality of the Company.

Branches or other offices may be established either in the Grand Duchy of Luxembourg or abroad by resolutions of the board of directors.

ARTICLE 5 CAPITAL – SHARES – SHARES CERTIFICATES – AUTHORISED CAPITAL

The subscribed capital is set at nine hundred and one thousand seven hundred seventy United States Dollars and sixty-five United States Dollar cents (USD 901,770.65), represented by ninety million one hundred and seventy seven thousand and sixty five (90,177,065) shares with a par value of one Dollar of the United States of America cent (USD 0.01) each, fully paid up.

The shares are in registered form.

A share register of the Company will be kept at the registered office of the Company, where it will be available for inspection by any shareholder of the Company. Such register shall set forth the name of each shareholder, its residence or elected domicile, the number of shares held by it, the nominal value or accounting par value paid in on each such share, the issuance of shares, the transfer of shares and the dates of such issuance and transfers. The ownership of the shares will be established by the entry in this register.

Certificates of these entries may be issued to the shareholders and such certificates, if any, will be signed by the Chairman (as defined below) or by any other two members of the board of directors.

In addition to the corporate capital, there may be set up a premium account, into which any premium paid on any share is transferred. The amount of said premium account is at the free disposal of the shareholder(s).

The shareholders may increase or decrease the subscribed share capital of the Company in compliance with legal requirements.

In the case of an issuance of shares in consideration for a payment in cash or an issuance in consideration for a payment in cash of those instruments covered in article 420-27 of the Luxembourg law of 10 August 1915 on commercial companies, as amended (the “Law”), including, without limitation, convertible bonds that entitle their holders to subscribe for or to be allocated with shares, the shareholders shall have pro rata pre-emptive rights with respect to any such issuance in accordance with the Law.

The Company may proceed to the repurchase of its own shares in compliance with legal requirements.

The Board is authorised, for a period of five (5) years, as from the date of the articles’ amendment to create, renew or increase the authorised capital pursuant to this article and to:

(a)

increase the issued share capital, in whole or in part and on one (1) or several times, for a maximum amount of five hundred thousand Dollars of the United States of America (USD 500,000) by the issue of fifty million (50,000,000), shares against contribution in cash and/or in kind;

(b)

determine the date of the issue (or any successive issue) and the terms and conditions of the subscription for the issued shares (including the allocation of the subscription price for the issued shares to the share capital, share premium and/or any other reserve account of the Company); and

(c)	record each such share capital increase by way of a notarial deed and amend the shareholders’ register to reflect the amendment accordingly;

provided that such shares be issued to existing shareholders and/or person(s) having been approved in accordance with the Law and the present Articles.

The authorised capital of the Company may be increased or reduced by a resolution of the general meeting adopted in the manner required for amendments of the present Articles.

ARTICLE 6 BOARD OF DIRECTORS

The Company is managed by a board of directors composed of at least three members, either shareholders or not, who are appointed for a period not exceeding six years by the general meeting of shareholders which may at any time remove them.

Where a legal entity is appointed as a director, the legal entity must designate an individual as permanent representative who will represent the legal entity as a member of the board of directors in accordance with article 441-3 of the Law.

Where the Company has a sole shareholder, it may be managed by a sole director having the powers of the board of directors.

The number of directors, their term and their remuneration, as the case may be, are fixed by the general meeting of the shareholders.

ARTICLE 7 PROCEDURES OF MEETING OF THE BOARD

The board of directors shall elect from among its members a chairman (the “Chairman”).

The Chairman shall preside at all meetings of the board of directors, but in absence of the latter, the board of directors may appoint among its members another chairman pro tempore by vote of the majority present at any such meeting.

The board of directors shall meet upon call by the Chairman or two directors at the place indicated in the convening notice.

Written meeting notice of the board of directors shall be given to all the directors at least 24 (twenty-four) hours in advance of the day and the hour set for such meeting, except in circumstances of emergency, in which case the nature of such circumstances shall be set forth briefly in the convening notice of the meeting of the board of directors.

Any director may act at any meeting of the board of directors by appointing in writing or by fax, or telegram or telex another director as his proxy.

Any and all directors may participate in any meeting of the board of directors by telephone or video conference call or by other similar means of communication initiated from the Grand Duchy of Luxembourg allowing all the directors taking part in the meeting to hear one another. The participation in a meeting by these means is equivalent to a participation in person of such meeting.

After deliberation, votes may also be cast in writing or by fax or telegram or telex or by telephone provided in such latter event such vote is confirmed in writing.

The board of directors can deliberate or act validly if at least two directors are present or represented at the meeting of the board of directors. Decisions shall be taken by a majority of the votes of the directors present or represented at such meeting. In case of an undecided vote, the vote of the Chairman shall be decisive.

In the event that any director of the Company has any adverse personal interest in any transaction of the Company, such director shall make known to the board of directors such personal interest and shall have his declaration recorded in the minutes of the board meeting and shall not consider or vote on such transaction. Such director’s interest therein shall be reported by the board of directors to the next succeeding meeting of shareholders prior to such meeting taking any resolution on any other item.

In case of emergency, resolutions in writing approved and signed by all directors shall have the same effect as resolutions taken during a board of directors’ meeting.

ARTICLE 8 POWERS OF THE BOARD

The board of directors is vested with the broadest powers to perform all acts of administration and disposition in compliance with the corporate object. All powers not expressly reserved by law or by the present Articles to the general meeting of shareholders fall within the competence of the board of directors.

The board of directors may delegate its powers to conduct the daily management and affairs of the Company and the representation of the Company for such management and affairs to one or more directors, who shall be called managing directors.

ARTICLE 9 SIGNATORY REGIME

The Company will be bound in any circumstances towards third parties by the sole signature of its director, and in case of plurality of directors, by the joint signature of two directors, or by the signature of any person to whom such signatory power shall have been delegated by decision of the board of directors.

ARTICLE 10 MEETINGS OF SHAREHOLDERS – GENERAL

In case of a sole shareholder, that sole shareholder assumes all powers conferred to the general shareholders’ meeting.

In case of plurality of shareholders, the general meeting of shareholders shall represent the entire body of shareholders of the Company.

The general meeting of shareholders shall have the widest powers to adopt or ratify any action relating to the Company. In particular, the general meetings of shareholders shall have competence in all matters where the board of directors, in its sole discretion, desires the formal approval of the general meeting of shareholders.

The quorum and time required by law shall govern the notice for and conduct of the meetings of shareholders of the Company, unless otherwise provided herein.

Each share is entitled to one vote. A shareholder may act at any meeting of shareholders by appointing another person as his proxy in writing or by fax or telegram or telex.

Except as otherwise required by law, resolutions at a meeting of shareholders duly convened will be passed by a simple majority of those present and voting.

The board of directors may determine all other conditions that must be fulfilled by shareholders for them to take part in any meeting of shareholders.

If all of the shareholders are present or represented at a meeting of shareholders, and if they state that they have been informed of the agenda of the meeting, the meeting may be held without prior notice or publication.

The extraordinary shareholders meeting will be held at the place as indicated in the convening notice sent by the board of directors.

Shareholders taking part in a meeting by conference call, through video conference or by any other means of communication allowing for their identification, allowing all persons taking part in the meeting to hear one another on a continuous basis and allowing for an effective participation of all such persons in the meeting, are deemed to be present for the computation of the quorums and votes, subject to such means of communication being made available at the place of the meeting.

Each shareholder may vote at a general meeting through a signed voting form sent by post, electronic mail, facsimile or any other means of communication to the Company’s registered office or to the address specified in the convening notice. The shareholders may only use voting forms provided by the Company which contain at least the place, date and time of the meeting, the agenda of the meeting, the proposals submitted to the shareholders, as well as for each proposal three boxes allowing the shareholder to vote in favour thereof, against, or abstain from voting by ticking the appropriate box.

Voting forms which, for a proposed resolution, do not show (i) a vote in favour (ii) a vote against the proposed resolution or (iii) an abstention are void with respect to such resolution. The Company shall only take into account voting forms received prior to the general meeting to which they relate.

An attendance list must be kept at all meetings of shareholders.

Subject to the provisions of the Law, the board of directors may, during the course of any general meeting, adjourn such general meeting for four (4) weeks. The board of directors shall do so at the request of one or several shareholder(s) representing at least ten percent (10%) of the share capital of the Company. In the event of an adjournment, any resolution already adopted by the general meeting of shareholders shall be cancelled.

ARTICLE 11 ANNUAL GENERAL MEETING OF SHAREHOLDERS

The annual general meeting of shareholders shall be held within six (6) months of the end of each financial year in the Grand Duchy of Luxembourg at the registered office of the Company or at such other place in the Grand Duchy of Luxembourg as may be specified in the convening notice of such meeting. Other meetings of shareholders may be held at such place and time as may be specified in the respective convening notices. If the annual general meeting is scheduled on a day which is not a bank business day in Luxembourg, the annual general meeting shall be held on the next following bank business day.

ARTICLE 12 STATUTORY AUDITOR

The Company is supervised by one or more statutory auditors, appointed by the general meeting of shareholders which will fix their number and their remuneration, as well as the term of their office, which must not exceed six years.

If there is more than one statutory auditor, the statutory auditors shall act as a collegium and form the board of auditors.

ARTICLE 13 ACCOUNTING YEAR

The Company’s accounting year starts on the first of January and ends on the thirty first of December.

ARTICLE 14 DISTRIBUTION OF PROFITS

The gross profits of the Company stated in the annual accounts, after deduction of general expenses, amortization and expenses represent the net profit. An amount equal to five per cent (5%) of the net profit of the Company is allocated to the legal reserve, until this reserve amounts to ten per cent (10%) of the Company’s share capital.

The balance of the net profit may be distributed to the shareholders in proportion to their shareholding in the Company.

The board of directors may decide to pay interim dividends, in compliance with the legal requirements.

ARTICLE 15 DISSOLUTION – LIQUIDATION

The Company may be dissolved by a resolution of the general meeting of shareholders. The liquidation will be carried out by one or more liquidators appointed by the general meeting of shareholders which will specify their powers and fix their remuneration.

ARTICLE 16 REFERENCE TO THE LAW

All matters not governed by these Articles are to be construed in accordance with the Law, as amended.